Exhibit 99.1

For Immediate Release

Editorial Contact: Daphne Kent

614-726-4787

daphne.kent@quest.com

Investor Contacts: Thomas Patterson

949-754-8336

thomas.patterson@quest.com

Stephen Wideman

949-754-8142

stephen.wideman@quest.com

QUEST SOFTWARE REPORTS THIRD QUARTER 2008 RESULTS

Achieves Record Third Quarter Revenues of $187.6 Million

ALISO VIEJO, Calif., October 30, 2008 – Quest Software, Inc. (Nasdaq: QSFT) today reported financial results for the quarter ended September 30, 2008. Total revenues increased 23.3% to $187.6 million compared to the prior year’s third quarter revenue of $152.2 million. Total revenues for the first nine months of 2008 increased 20.2% to $533.8 million compared to $444.2 million for the same period in 2007.

Quest’s cash and investments at September 30, 2008, totaled $374.8 million, a decrease of $44.8 million over the comparable balance at June 30, 2008. The decrease in cash and investments is primarily due to Quest’s acquisition of NetPro Computing, Inc. in September 2008 for $74.9 million, net of cash acquired. Quest generated cash flow from operations of $35.8 million in the third quarter of 2008.

“We had a strong Q3 and are pleased with our financial performance,” said Doug Garn, Quest president and CEO. “With the integration of the NetPro acquisition proceeding according to plan, we are well-positioned to increase our visibility in the Windows Management market. This, coupled with our well-respected application performance management, database management and virtualization management solutions, offers IT professionals a comprehensive set of high-quality products to enable them to quickly tackle everyday issues, manage more complex systems with fewer resources, and streamline their operations.”

-more-

Quest Software Reports Third Quarter 2008 Results – page 2 of 11

Quest also announced that it intends to initiate a modified “Dutch auction” tender offer on or before November 7, 2008 to repurchase $140 million of its common stock with a range of prices per share that is not expected to exceed $14.50. While Quest continues to evaluate the terms of a potential debt financing in connection with the tender offer, due to the anticipated pricing and restrictive covenants, combined with the uncertainty existing in the debt markets, Quest has decided to proceed with the $140 million tender offer utilizing available cash resources. The tender offer, when commenced, will be subject to a number of terms and conditions, including any applicable corporate and regulatory requirements, all of which will be specified in an offer to purchase to be filed with the SEC on the date the offer is commenced.

GAAP Results

Quest Software’s net income for the third quarter of 2008 was $17.3 million, or $0.16 per fully diluted share. This compares to net income of $15.0 million, or $0.14 per share on a fully diluted basis, for the third quarter of 2007. Operating margins increased year-over-year from 10.2% to 14.8% in the third quarter, resulting in operating income of $27.8 million which compares to $15.5 million for the corresponding period in 2007. Net income for the first nine months of 2008 was $38.9 million, or $0.36 per fully diluted share, versus net income of $37.8 million, or $0.36 per fully diluted share, for the comparable period in 2007.

Non-GAAP Results

On a non-GAAP basis, net income for the third quarter of 2008 was $26.8 million, or $0.25 per fully diluted share. This compares to non-GAAP net income of $23.5 million, or $0.22 per share on a fully diluted basis, for the third quarter of 2007. The non-GAAP operating margin was 22.1% in the third quarter of 2008, resulting in non-GAAP operating income of $41.5 million, compared to non-GAAP operating margin and operating income of 18.2% and $27.6 million, respectively, for the corresponding period in 2007. For the nine months ended September 30, 2008 non-GAAP net income was $66.7 million, or $0.63 per fully diluted share. This compares to non-GAAP net income of $67.1 million, or $0.64 per fully diluted share, for the nine months ended September 30, 2007. The non-GAAP operating margin was 15.6% in the first nine months of 2008, resulting in non-GAAP operating income of $83.5 million, compared to non-GAAP operating margin of 18.2% and non-GAAP operating income of $80.7 million in the comparable period of 2007.

Non-GAAP results exclude the after-tax effects of amortization of intangible assets acquired with business combinations, share-based compensation expenses, expenses associated with our stock option investigation and write off of acquired in-process research and development. A reconciliation of GAAP to non-GAAP financial results is included with this press release.

Quest Software’s management prepares and uses non-GAAP financial measures in the presentation of the Company’s results to provide a consistent understanding of its historical operating performance and comparisons with peer companies. Management believes that non-GAAP reporting provides a more meaningful representation of the Company’s on-going economic performance and therefore

Quest Software Reports Third Quarter 2008 Results – page 3 of 11 uses non-GAAP reporting internally to evaluate and manage the Company’s operations. By excluding charges such as those described above from its GAAP-based results, we believe these non-GAAP financial measures are more likely to facilitate investors’ understanding of the Company’s ongoing business operating results. These non-GAAP financial measures also facilitate comparisons to the operating results of the Company’s competitors and provide investors with greater transparency with respect to the supplemental information used by management in its operational and financial decision making.

Financial Outlook

Quest Software management offers the following updated guidance for the twelve months ending December 31, 2008:

•	Annual revenue is expected to be in the range of $725 million to $740 million;

•	GAAP operating margin is expected to be in the range of 9.8% to 11.4%. Our GAAP guidance is based on information available as of the date of this release;

•

Non-GAAP operating margin is expected to be in the range of 17.0% to 18.5%. The non-GAAP guidance excludes approximately $31.2 million in amortization of acquisition-related intangible assets, $1.0 million charge for in-process research and development acquired in May 2008, $16.8 million related to share-based compensation expense, and $3.2 million in expenses associated with the stock option investigation.

Third Quarter 2008 Conference Call Information

Quest Software will host a conference call today, Thursday, October 30, 2008, at 2:00 p.m. Pacific Time, to discuss its results. A simultaneous Web cast of the conference call will be available on Quest Software’s Web site in the Investors – IR Events section at www.quest.com. A Webcast replay will be available on the same Website through October 30, 2009. An audio replay of the conference call will also be available through November 6, 2008 by dialing (888) 203-1112 (from the U.S. or Canada) or 719-457-0820 (outside the U.S. and Canada), using confirmation code: 3261794.

About Quest Software, Inc.

Quest Software, Inc., a leading enterprise systems management vendor, delivers innovative products that help organizations get more performance and productivity from their applications, databases, Windows infrastructure and virtual environments. Through a deep expertise in IT operations and a continued focus on what works best, Quest helps more than 100,000 customers worldwide meet higher expectations for enterprise IT. Quest provides customers with client management as well as server and desktop virtualization solutions through its subsidiaries, ScriptLogic and Vizioncore. Quest Software can be found in offices around the globe and at www.quest.com.

# # #

Quest Software Reports Third Quarter 2008 Results – page 4 of 11

Quest, Quest Software, and the Quest Software logo are registered trademarks of Quest Software, Inc. in the United States of America and other countries. Other trademarks and registered trademarks are property of their respective owners.

Forward-Looking Statements

This release and the matters to be discussed on the conference call may include predictions, estimates and other information that might be considered forward-looking statements, including statements relating to expectations of future revenue and operating margin performance and other operating prospects and statements relating to our intent to commence the tender offer and the anticipated terms of the offer. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ from those anticipated as a result of various factors, including: the impact of adverse changes in general economic conditions on our relationships with customers, strategic partners and vendors; reductions or delays in information technology spending; variations in demand or the size and timing of customer orders; competitive conditions in our various product areas; the risk that changes in economic circumstances, business conditions and our stock price may make the tender offer no longer advisable on the terms described herein, if at all; uncertainties relating to ongoing litigation and government investigations arising from our stock option investigation; rapid technological change; risks associated with the development and market acceptance of new products and product strategies; disruptions caused by acquisitions of companies and/or technologies; fluctuating currency exchange rates and risks associated with international operations; the need to attract and retain qualified employees; and other risks inherent in software businesses. For a discussion of these and other related risks, please refer to our recent SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2007, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

Tender Offer Statement

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Quest. Quest shareholders are urged to read the relevant tender offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Quest will file tender offer materials with the SEC, including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents. The tender offer materials will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents will be made available to all Quest shareholders at no expense to them. The tender offer materials will be available for free at the SEC’s website at http://www.sec.gov. In addition, Quest shareholders will be able to obtain a free copy of these documents from the information agent for the tender offer, who will be identified in the tender offer documents.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, Quest files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quest at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Quest’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Quest Software Reports Third Quarter 2008 Results – page 5 of 11

QUEST SOFTWARE, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Revenues:
Licenses	$86,700	$69,632	$241,128	$209,704
Services	100,865	82,518	292,650	234,532

Total revenues	187,565	152,150	533,778	444,236
Cost of revenues:
Licenses	1,921	1,286	6,110	3,949
Services	15,167	13,566	46,571	40,082
Amortization of purchased technology	5,026	3,862	14,619	10,139

Total cost of revenues	22,114	18,714	67,300	54,170

Gross profit	165,451	133,436	466,478	390,066
Operating expenses:
Sales and marketing	76,957	65,227	234,604	194,285
Research and development	37,169	29,749	114,687	87,863
General and administrative	21,120	21,064	66,811	57,409
Amortization of other purchased intangible assets	2,418	1,938	7,730	5,066
In-process research and development	—	—	955	—

Total operating expenses	137,664	117,978	424,787	344,623

Income from operations	27,787	15,458	41,691	45,443
Other (expense) income, net	(6,526)	7,004	4,385	18,197

Income before income tax provision	21,261	22,462	46,076	63,640
Income tax provision	3,944	7,476	7,204	25,812

Net income	$17,317	$14,986	$38,872	$37,828

Net income per share:
Basic	$0.16	$0.15	$0.37	$0.37

Diluted	$0.16	$0.14	$0.36	$0.36

Weighted average shares:
Basic	105,434	101,819	104,334	101,819
Diluted	107,450	105,198	106,697	105,121

Quest Software Reports Third Quarter 2008 Results – page 6 of 11

Reconciliation of Non-GAAP Financial Measures to Comparable U.S. GAAP Measures (Unaudited)

The Company has provided a reconciliation of each non-GAAP financial measure used in this earnings release and related conference call and Web cast to the most directly comparable GAAP financial measure. These measures differ from GAAP in that they exclude amortization of intangible assets acquired with business combinations, share-based compensation expenses, expenses, including indemnification advances, associated with ongoing legal matters arising from our stock option investigation, write off of acquired in-process research and development and the estimated tax effect related to each of these items. The Company’s basis for these adjustments is described below.

Quest Software’s management prepares and uses non-GAAP financial measures in the presentation of the Company’s results to provide a consistent understanding of its historical operating performance and comparisons with peer companies. Management believes that non-GAAP reporting provides a more meaningful representation of the Company’s on-going economic performance and therefore uses non-GAAP reporting internally to evaluate and manage the Company’s operations. The Company’s management believes that by excluding charges such as those described above from its GAAP-based results, these non-GAAP financial measures are more likely to facilitate investors’ understanding of the Company’s ongoing business operating results. These non-GAAP financial measures also facilitate comparisons to the operating results of the Company’s competitors and provide investors with greater transparency with respect to the supplemental information used by management in its operational and financial decision making.

Management excludes the expenses described above when evaluating the Company’s operating performance and believes that the resulting non-GAAP measures are useful to investors and financial analysts in assessing the Company’s operating performance due to the following factors:

•

The Company does not acquire businesses on a predictable cycle. The Company, therefore, believes that the presentation of non-GAAP measures that adjust for the impact of amortization and charges for acquired in-process research and development that are related to business combinations, provide investors and financial analysts with a consistent basis for comparison across accounting periods and, therefore, are useful to investors and financial analysts in helping them to better understand the Company’s operating results and underlying operational trends.

•

Amortization costs are fixed at the time of an acquisition, are then amortized over a period of several years after the acquisition and generally cannot be changed or influenced by management after the acquisition.

Quest Software Reports Third Quarter 2008 Results – page 7 of 11

•

Although share-based compensation is an important aspect of the compensation of the Company’s employees and executives, share-based compensation expense and its related tax impact because such charges are generally fixed at the time of grant, are then amortized over a period of several years after the grant of the share-based instrument and generally cannot be changed or influenced by management after the grant.

•	Share-based compensation is not an expense that typically requires or will require cash settlement by the Company.

•

Ongoing expenses associated with our stock option investigation include expenses incurred for outside legal fees and costs, consulting services and other professional fees, and indemnification expenses for current and former directors and officers. Because these expenses are non-recurring and unique to the stock option investigation, we believe they are not indicative of future operating results and that our investors benefit from an understanding of our operating results without giving effect to them.

•	The estimated income tax effects on the above items adjust the provision for income taxes to reflect the effect of the non-GAAP adjustments on non-GAAP operating income.

These non-GAAP financial measures are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may differ from the non-GAAP information used by other companies. There are significant limitations associated with the use of non-GAAP financial measures. The additional non-GAAP financial information presented here should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with GAAP (such as net income and earnings per share) and should not be considered measures of the Company’s liquidity. Furthermore, the Company in the future may exclude amortization related to new business combinations from financial measures that it releases, and the Company expects to continue to incur share-based compensation expenses.

Quest Software Reports Third Quarter 2008 Results – page 8 of 11

QUEST SOFTWARE, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30, 2008				Nine Months Ended September 30, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Revenues:
Licenses	$86,700			$86,700	$241,128			$241,128
Services	100,865			100,865	292,650			292,650

Total revenues	187,565			187,565	533,778			533,778
Cost of revenues:
Licenses	1,921	(1	)(1)	1,920	6,110	(3	)(1)	6,107
Services	15,167	(150	)(1)	15,017	46,571	(685	)(1)	45,886
Amortization of purchased technology	5,026	(5,026)		—	14,619	(14,619)		—

Total cost of revenues	22,114			16,937	67,300			51,993

Gross profit	165,451			170,628	466,478			481,785
Operating expenses:
Sales and marketing	76,957	(1,588	)(1)	75,369	234,604	(5,537	)(1)	229,067
Research and development	37,169	(1,283	)(1)	35,886	114,687	(4,505	)(1)	110,182
General and administrative	21,120	(3,245	)(2)	17,875	66,811	(7,727	)(2)	59,084
Amortization of other purchased intangible assets	2,418	(2,418)		—	7,730	(7,730)		—
In-process research and development	—			—	955	(955	)(3)	—

Total operating expenses	137,664			129,130	424,787			398,333

Income from operations	27,787			41,498	41,691			83,452
Other (expense) income, net	(6,526)			(6,526)	4,385			4,385

Income before income tax provision	21,261			34,972	46,076			87,837
Income tax provision	3,944	4,198	(4)	8,142	7,204	13,938	(4)	21,142

Net income	$17,317			$26,830	$38,872			$66,695

Net income per share:
Basic	$0.16			$0.25	$0.37			$0.64

Diluted	$0.16			$0.25	$0.36			$0.63

Weighted average shares:
Basic	105,434			105,434	104,334			104,334
Diluted	107,450			107,450	106,697			106,697

(1)	Represents share-based compensation expense.

(2)	Represents $1.0 million and $3.2 million in expenses related to our stock option investigation for the three and nine months ended September 30, 2008, respectively, and $2.2 million and $4.5 million in share-based compensation expense for the three and nine months ended September 30, 2008, respectively.

(3)	Represents a one-time charge to write off in-process research and development acquired in May 2008.

(4)	Represents the tax effect of adjustments.

Quest Software Reports Third Quarter 2008 Results – page 9 of 11

QUEST SOFTWARE, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30, 2007				Nine Months Ended September 30, 2007
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Revenues:
Licenses	$69,632			$69,632	$209,704			$209,704
Services	82,518			82,518	234,532			234,532

Total revenues	152,150			152,150	444,236			444,236
Cost of revenues:
Licenses	1,286	(1	)(1)	1,285	3,949	(4	)(1)	3,945
Services	13,566	(267	)(1)	13,299	40,082	(774	)(1)	39,308
Amortization of purchased technology	3,862	(3,862)		—	10,139	(10,139)		—

Total cost of revenues	18,714			14,584	54,170			43,253

Gross profit	133,436			137,566	390,066			400,983
Operating expenses:
Sales and marketing	65,227	(1,666	)(1)	63,561	194,285	(5,569	)(1)	188,716
Research and development	29,749	(1,527	)(1)	28,222	87,863	(5,105	)(1)	82,758
General and administrative	21,064	(2,897	)(2)	18,167	57,409	(8,602	)(2)	48,807
Amortization of other purchased intangible assets	1,938	(1,938)		—	5,066	(5,066)		—

Total operating expenses	117,978			109,950	344,623			320,281

Income from operations	15,458			27,616	45,443			80,702
Other income, net	7,004			7,004	18,197			18,197

Income before income tax provision	22,462			34,620	63,640			98,899
Income tax provision	7,476	3,672	(3)	11,148	25,812	6,033	(3)	31,845

Net income	$14,986			$23,472	$37,828			$67,054

Net income per share:
Basic	$0.15			$0.23	$0.37			$0.66

Diluted	$0.14			$0.22	$0.36			$0.64

Weighted average shares:
Basic	101,819			101,819	101,819			101,819
Diluted	105,198			105,198	105,121			105,121

(1)	Represents share-based compensation expense.

(2)	Represents $2.1 million and $6.0 million in expenses related to our stock option investigation for the three and nine months ended September 30, 2007, respectively, and $0.8 million and $2.6 million in share-based compensation expense for the three and nine months ended September 30, 2007, respectively.

(3)	Represents the tax effect of adjustments.

Quest Software Reports Third Quarter 2008 Results – page 10 of 11

QUEST SOFTWARE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	September 30, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$280,491	$235,568
Restricted cash	2,370	48,924
Short-term marketable securities	686	10,287
Accounts receivable, net	118,207	152,438
Prepaid expenses and other current assets	19,764	19,022
Deferred income taxes	12,936	11,014

Total current assets	434,454	477,253
Property and equipment, net	77,495	75,848
Long-term marketable securities	91,259	70,936
Intangible assets, net	115,250	76,641
Goodwill	669,385	563,766
Deferred income taxes	15,349	36,661
Other assets	21,187	18,025

Total assets	$1,424,379	$1,319,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,768	$4,590
Accrued compensation	42,577	46,437
Other accrued expenses	41,427	43,313
Current portion of income taxes payable	—	1,962
Current portion of deferred revenue	247,962	211,840

Total current liabilities	335,734	308,142
Long-term liabilities:
Long-term portion of deferred revenue	64,221	73,820
Long-term portion of income taxes payable	32,673	37,130
Other long-term liabilities	5,103	2,712

Total long-term liabilities	101,997	113,662
Shareholders’ equity	986,648	897,326

Total liabilities and shareholders’ equity	$1,424,379	$1,319,130

Quest Software Reports Third Quarter 2008 Results – page 11 of 11

QUEST SOFTWARE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Cash flows from operating activities:
Net income	$17,317	$14,986	$38,872	$37,828
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,650	9,805	34,859	26,593
Compensation expense associated with stock option grants	5,139	4,250	14,306	13,960
Deferred income taxes	(2,539)	(631)	(421)	(5,150)
Excess tax benefit related to share-based compensation	(190)	—	(3,328)	—
Provision for bad debts	342	54	756	96
In-process research and development	—	—	955	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(10,291)	(758)	37,663	30,882
Prepaid expenses and other current assets	1,207	(1,661)	1,178	290
Other assets	544	(1,222)	(348)	(870)
Accounts payable	(2,640)	(423)	(1,557)	(1,307)
Accrued compensation	(2,748)	(358)	(7,840)	(1,173)
Other accrued expenses	1,944	(405)	(3,738)	(4,783)
Income taxes payable	6,831	3,543	(7,657)	(4,031)
Deferred revenue	9,252	3,887	11,384	3,141
Other liabilities	13	191	33	99

Net cash provided by operating activities	35,831	31,258	115,117	95,575
Cash flows from investing activities:
Purchases of property and equipment	(2,651)	(2,472)	(8,181)	(10,105)
Cash paid for acquisitions, net of cash acquired	(82,554)	(83,770)	(135,226)	(107,585)
Change in restricted cash	(2,370)	—	46,554	—
Purchases of cost-method investments	—	(6,095)	(3,160)	(6,097)
Purchases of marketable securities	(4)	(10,649)	(52,003)	(30,816)
Sales and maturities of marketable securities	258	24,402	39,322	57,800

Net cash used in investing activities	(87,321)	(78,584)	(112,694)	(96,803)
Cash flows from financing activities:
Repayment of capital lease obligations	(98)	(55)	(205)	(147)
Proceeds from the exercise of stock options	2,020	—	38,844	—
Excess tax benefit related to share-based compensation	190	—	3,328	—
Proceeds received from certain executive officers as part of our restatement remedial actions	—	59	—	158

Net cash provided by financing activities	2,112	4	41,967	11
Effect of exchange rate changes on cash and cash equivalents	2,361	(1,022)	533	(391)

Net (decrease) increase in cash and cash equivalents	(47,017)	(48,344)	44,923	(1,608)
Cash and cash equivalents, beginning of period	327,508	332,900	235,568	286,164

Cash and cash equivalents, end of period	$280,491	$284,556	$280,491	$284,556